

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2014

Via E-mail
Bradley J. Dodson
President and Chief Executive Officer
OIS Accommodations SpinCo Inc.
Three Allen Center
333 Clay Street
Suite 4620
Houston, TX 7002

> **Re: OIS Accommodations SpinCo Inc.**
> **Form 10**
> **Filed December 12, 2013**
> **File No. 001-36246**

Dear Mr. Dodson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10

1.   Please provide all information required by Form 10, including the required exhibits, and complete all blanks in the information statement, subject to applicable exemptions. Please confirm to us your understanding that we will require sufficient time to review such information before accelerating the effectiveness of the registration statement.

2.   Please provide us with support for all quantitative and qualitative business and industry data used in the Form 10. Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a

cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process. Please also highlight the specific portions that you are relying upon so that we can reference them easily. In addition, please confirm to us, if true, that any third party data included in the registration statement was not prepared for or commissioned by the registrant or its affiliates.

Item 15. Financial Statements and Exhibits

3.   We note that you list as exhibits to the Form 10 the forms of agreements into which you and Oil States International, Inc. intend to enter. Please tell us whether you intend to file the final, executed versions of these agreements in a subsequent amendment.

4.   Please tell us if you intend to file the IRS private letter ruling and opinion from tax counsel as exhibits to the Form 10.

Exhibit 99.1 Information Statement

Forward-Looking Statements, page 36

5.   We note your disclaimer as to forward-looking statements and your reference to the Private Securities Litigation Reform Act of 1995. Please note that you are not eligible for the safe harbor for forward-looking statements available under the PSLRA because you are not currently a U.S. reporting company. Please revise your disclosure as appropriate here and on page 58.

6.   We refer to your statement that "[a]ll statements other than statements of historical facts … are forward-looking statements." This definition of forward-looking statements is too broad. Please revise.

The Spin-Off, page 37

7.   Please tell us Oil States's current number of shareholders, and the number of shareholders you expect to have after the spin-off.

Conditions to the Spin-Off, page 46

8.   We note that you may waive the conditions that the SEC declares the Form 10 effective and that the information statement be mailed to Oil States shareholders. Please confirm to us your understanding that such conditions must be satisfied for you and Oil States to rely on our position set forth in Staff Legal Bulletin No. 4.

9.   We note that the condition of Oil States's receipt of a private letter ruling may be waived by Oil States. If Oil States waives such condition and the change in tax consequences is

material to Oil States's shareholders, please tell us how Oil States intends to communicate such change in tax consequences to its shareholders.

Transferability of Shares of Our Common Stock, page 47

10.   When known, please disclose the amount of shares that may be resold by your affiliates, subject to Securities Act Rule 144. See Item 201(a)(2)(ii) of Regulation S-K.

Unaudited Combined Pro Forma Financial Statements, page 51

11.   In your next amendment please provide completed pro forma financial statements with amounts of the adjustments.

12.   We note adjustment b to the pro forma financial statements on page 56. Please tell us and disclose why these costs are being excluded from the pro forma financial statements. In addition tell us if you are including or excluding costs related to annual general and administrative costs related to corporate management and public company board of directors. Tell us the reasons for the inclusion or exclusion from the pro forma's and the nature of the costs.

13.   We note that you plan to enter into agreements with your former parent to provide certain services. Please provide us with details of these agreements and tell us how these agreements will impact your pro forma financial statements.

Liquidity and Capital Resources, page 65

14.   We note your disclosure that you plan to fund capital expenditures with "borrowings under US, Canadian and Australian credit facilities." We note that you do not currently have these facilities. Please clarify this and disclose how you will fund your operations for the next 12 months if you are not able to secure credit facilities.

15.   Please expand your disclosure to include additional analysis of your capital expenditures by breaking down total capital expenditures between new development (as applicable), routine capital expenditures and other capital expenditures by year. The total of these expenditures should reconcile to the cash flow statement. In addition, please expand your narrative discussion of fluctuations from year to year to discuss any known trends or expectations for the future.

16.   We note that you capitalize soft costs such as interest, payroll and other G&A expenses. In addition to above please include in your disclosure the total amount of these soft costs capitalized by year. Please provide a narrative discussion for fluctuations from year to year.

<u>Contractual Obligations, page 67</u>

17.   Please revise your tabular presentation of contractual obligations to include all of your long-term debt, including affiliated debt, and interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Regardless of whether you decide to include interest payments in the table or in textual discussion below the table, you should provide appropriate disclosure with respect to your assumptions of your estimated variable rate interest payments.

<u>Business, page 71</u>

18.   For each of your operating segments, please disclose Rev PAR, your average daily rate or monthly rate as applicable, and occupancy rate. Please also disclose whether you own or lease the land on which your various properties are located, and, if leased, the time left before your leases expire.

19.   Please tell us if any of your customers account for five percent or greater of your annual revenue. We may have further comment.

20.   To the extent you have planned or ongoing expansions or developments, please provide disclosure regarding the total anticipated cost to completion, costs to date, and the anticipated completion date. In addition, please provide disclosure on the six undeveloped sites currently held by you in your "land bank", including location and square feet available for development. To the extent you still need to secure additional permits or regulatory approvals for any of these sites, please discuss.

21.   Please disclose the percentage of room rentals that go to corporations versus to individuals for each of your operating segments. We note your statement on page 84 that a larger percentage of your U.S. room rentals go to individuals. For rooms that are rented to individuals, discuss if accommodations are rented on a day-to-day basis or for longer periods. Finally, please discuss any standard material terms, such as average duration, termination and renewal provisions for your long-term contracts.

22.   Please clarify the number of rooms that are subject to long-term contracts versus daily rentals, if any. To the extent a material portion of your properties are the subject of long-term contracts or leases, please include a schedule of the lease expirations for each year for the next ten years starting with the current year, stating (i) the number of customers whose leases will expire, (ii) the total area in square feet or number of rooms covered by such leases, (iii) the annual rental represented by such leases, and (iv) the percentage of gross annual rental represented by such leases.

Management, page 91

23.   Please provide the disclosure required by Item 401 of Regulation S-K for Mr. Dodson.

Agreements Between Oil States and Our Company

Separation and Distribution Agreement, page 105

24.   Please expand your disclosure to more specifically describe the assets and liabilities that will be included in the spin-off.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Attorney-Advisor, at (202) 551-3585 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Kristina Aberg

Kristina Aberg
Attorney-Advisor

cc: Matt Pacey, Esq. (*via e-mail*)